Filer:  Kellwood Company
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                                          Rule 14a-12(b) and Rule 14d-2(b) under
                                                 Securities Exchange Act of 1934
                                    Subject Company:  Gerber Childrenswear, Inc.
                                                      Commission File No. 1-5256
                                                             Date:  May 15, 2002


On May 15, 2002, Kellwood Company issued the following press release.


                                     [LOGO]
                                    KELLWOOD

                                  NEWS RELEASE

                 KELLWOOD (NYSE:KWD) SIGNS AGREEMENT TO ACQUIRE
                      GERBER CHILDRENSWEAR INC. (NYSE:GCW)

ST. LOUIS, MO, May 15, 2002 - Kellwood Company announced today it has entered into an agreement to acquire Gerber Childrenswear, Inc. through a combination of cash and stock, according to Hal J. Upbin, chairman, president and chief executive officer. Under the terms of the agreement, Kellwood will acquire Gerber Childrenswear in a stock/cash transaction valued at $6.85 per share of Gerber Childrenswear. Each share would be tendered for at least $3.42 cash and up to $3.43 in value of shares of Kellwood common stock, subject to a formula set forth in the Merger Agreement. Kellwood shares closed yesterday at $27.35. To effect the transaction, which is subject to government approvals and other customary conditions, Kellwood will commence an exchange offer for all of Gerber Childrenswear's outstanding common stock.

         Headquartered in Greenville, SC, Gerber Childrenswear's sales for the year ended December 31, 2001 were $210 million. The company's business consists of two major divisions, children's apparel and athletic hosiery.

         "Gerber Childrenswear provides Kellwood with an excellent opportunity to expand our product offerings into infants and toddlers categories, and through Auburn Hosiery, into the athletic socks market. The Gerber name is synonymous with happy babies and we believe it will be a strong brand for Kellwood's portfolio. In addition, Auburn will also serve as Kellwood's first venture in marketing apparel to the European Community," said Upbin.

         "We look forward to being part of the Kellwood family of companies. Kellwood's strong balance sheet, worldwide sourcing network, extensive customer base, and excellent merchandising capabilities will allow us to grow Gerber to the next level," commented Edward Kittredge, Gerber Childrenswear chairman, president, and chief executive officer.

         Gerber Childrenswear produces infant and toddler apparel under the Gerber(R), Baby Looney Tunes(TM), Little Suzy's Zoo(R), and Curity(R) licensed brand names, as well as under its own Onesies(R) label. Offerings include sleepwear, underwear, bedding and bath products, which are sold through mass-market channels of distribution.

                                     -More-

                                     [LOGO]
                                    KELLWOOD

Add One

Auburn Hosiery, based in Auburn, KY, produces athletic socks for men, women, and children under the Wilson(R), Coca-Cola(R) and Converse(R) licensed brand names. The Wilson power-brand is manufactured for the U.S. and European markets, as is Converse(R).

         Based in New York, Kittredge will continue to head Gerber Childrenswear. He will report to Robert C. Skinner, Kellwood corporate vice president.

         The transaction is subject to certain conditions, including there being validly tendered (and not withdrawn) at least seventy percent (70%) of Gerber Childrenswear's outstanding voting common stock on a fully-diluted basis, expiration or termination of the Hart-Scott-Rodino waiting period, and other customary conditions contained in the merger agreement. Citicorp Venture Capital, Ltd ("CVC"), has entered into a Voting and Tender Agreement pursuant to which CVC and related entities, which own, in the aggregate, approximately 61% of the outstanding common stock of Gerber Childrenswear, agreed to tender their shares in Kellwood's exchange offer. Such shares include 849,255 shares of voting stock and 11,396,046 shares of nonvoting stock that are convertible into shares of voting stock on a one to one basis.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Gerber Childrenswear. At the time the expected offer is commenced, Kellwood will file exchange offer materials with the U.S. Securities and Exchange Commission and Gerber Childrenswear will file a solicitation/recommendation statement with respect to the offer. The exchange offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of Gerber Childrenswear at no expense to them. The exchange offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the SEC) and the solicitation/recommendation statement will also be available for free at the SEC's website at www.sec.gov.

         Gerber Childrenswear stockholders are urged to read the relevant exchange offer documents and solicitation/recommendation statement when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.

                                     -More-

                                     [LOGO]
                                    KELLWOOD

Add Two

Celebrating 40 years of value, fashion and diversity, Kellwood is a $2.1 billion marketer of apparel and recreational camping products. Kellwood specializes in branded as well as private label products, and markets to all channels of distribution with product specific to a particular channel. Kellwood brands include Sag Harbor(R), Koret(R), Jax(R), David Dart(R), Democracy(R), David Meister(R), Dorby(R), My Michelle(R), Vintage Blue(R), EMME(R), Bill Burns(R), David Brooks(R), Kelty(R), and Sierra Designs(R). EMME(R) and Bill Burns(R) are produced under licensing agreements. For more information about Kellwood, visit Kellwood's website at www.kellwood.com.

         Gerber Childrenswear, Inc. is a leading marketer of infant and toddler apparel and related products, which it offers under its flagship licensed brand, Gerber, as well as the Baby Looney Tunes, Curity, and Little Suzy's Zoo licensed brand names and the Onesies trademark. The Company is the leading provider of these products to volume retailers, and also distributes to mid-tier department stores and specialty retailers. Its hosiery subsidiaries, Auburn Hosiery Mills Inc. and Sports Socks Company (Ireland) Limited, manufacture, market and sell branded sport socks for men, women, and children under licensed brand names such as Wilson, Coca-Cola and Converse. For more information about the products of Gerber Childrenswear, visit Gerber Childrenswear's website at www.gerberchildrenswear.com.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of the safe harbor provisions of the federal securities laws. Actual results may differ materially due to risks and uncertainties that are described in Kellwood's Form 10-K and other filings with the SEC.

                                       ###

FINANCIAL CONTACT: Roger D. Joseph, VP Treasurer & IR, Kellwood Company, 314.576.3437, Fax 314.576.3325 or roger_joseph@kellwood.com. W. Lee Capps III, Senior Vice President Finance & CFO, Kellwood Company, 314.576.3486, Fax
314.576.3439 or wlc@kellwood.com. Corporate Office: 600 Kellwood Parkway, Chesterfield, Missouri 63017.

MEDIA CONTACT: Donna Weaver, VP Corporate Communications, Kellwood Company, 212.575.7467, Fax 212.575.5339 or donna.weaver@kellwood.com. Executive Office:
120 West 45th Street, 27th Floor, New York, New York, 10036.

On May 15, 2002, Gerber Childrenswear, Inc. issued the following press release.


GERBER CHILDRENSWEAR, INC. AGREES TO BE ACQUIRED BY KELLWOOD COMPANY

NEW YORK--(BUSINESS WIRE)--May 15, 2002--Gerber Childrenswear, Inc. (NYSE:GCW -
News) announced today that it has entered into an agreement to be acquired by Kellwood Company (NYSE:KWD - News) for a combination of cash and stock valued at $6.85 per share of Gerber common stock.

Under the terms of the merger agreement, Kellwood will commence a tender offer to acquire all of Gerber's outstanding common stock. Each Gerber share would be exchanged for at least $3.42 in cash and up to $3.43 in newly issued Kellwood common shares, with the exact mix of cash and stock consideration to be determined according to a specific formula set forth in the merger agreement.

Headquartered in St. Louis, Missouri, Kellwood is a leading multidivisional marketer of apparel and consumer soft goods. Kellwood specializes in branded as well as private label products, and markets to all channels of distribution. During its fiscal year ended January 31, 2002, the company recorded sales of more than $2.2 billion.

The Gerber Childrenswear Board of Directors unanimously approved the acquisition agreement after a Special Committee of its Board voted to recommend approval by the full Board. The Special Committee, which was established to oversee strategic alternatives, consists of three non-management directors. The Board of Directors had also received a written fairness opinion from Wachovia Securities that the agreement is fair from a financial point of view to the Company's unaffiliated stockholders.

Edward Kittredge, Gerber's Chairman, Chief Executive Officer and President, commented, "This transaction with Kellwood is the culmination of a nearly two-year effort by Gerber's management team and Board of Directors (assisted by its financial advisor, Wachovia Securities) to explore the full range of strategic alternatives in order to enhance the Company's stockholder value.

"After a comprehensive analysis of all of the strategic and financial options available to Gerber, including remaining an independent, publicly traded company, it was clear to the Board of Directors and senior management that a combination with Kellwood was the best alternative available. We believe that this move will maximize the value of the Company and position the Company for long-term success," said Mr. Kittredge.

Kellwood expects to commence the offer to Gerber's stockholders within the next 10 days. The consummation of the offer will be subject to certain conditions, including there having been validly tendered (and not withdrawn) at least 70% of Gerber's Shares, expiration or termination of the Hart-Scott-Rodino waiting period, and other customary conditions.

Citicorp Venture Capital, Ltd. and certain of its affiliates, who collectively own approximately 61% of Gerber's total outstanding shares, have agreed to sell all of their Gerber shares to Kellwood in the tender offer. Such shares include 849,255 shares of Gerber's voting stock and 11,396,046 shares of Gerber's nonvoting stock (which are convertible into shares of voting stock on a one-to-one basis).

"We believe that Kellwood's strong balance sheet, worldwide sourcing network, extensive customer base and excellent merchandising capabilities will allow us to grow Gerber to the next level," continued Mr. Kittredge, "and I am pleased that Gerber's stockholders will have the opportunity to participate in the significant value that may be generated through the combination of these two companies."

Hal J. Upbin, Kellwood's Chairman, President and Chief Executive Officer, remarked, "Gerber Childrenswear provides Kellwood with an excellent opportunity to expand our product offerings into the infants and toddlers categories and, through Auburn Hosiery, into the athletic socks market. The Gerber(R) name is synonymous with happy babies, and we believe it will be a strong brand for Kellwood's portfolio. In addition, Auburn will serve as Kellwood's first venture in marketing apparel to the European Community."

As a result of the execution of the merger agreement, Gerber's Board of Directors has voted to postpone the Company's Annual Stockholders' Meeting scheduled for May 21, 2002. The Company intends to reschedule such meeting in the event the Kellwood transaction is not consummated.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Gerber Childrenswear. At the time the expected offer is commenced, Kellwood will file exchange offer materials with the U.S. Securities and Exchange Commission and Gerber Childrenswear will file a solicitation/recommendation statement with respect to the offer. The exchange offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of Gerber Childrenswear at no expense to them. The exchange offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the SEC) and the solicitation/recommendation statement will also be available for free at the SEC's website at www.sec.gov. Gerber Childrenswear stockholders are urged to read the relevant exchange offer documents and solicitation/recommendation statement when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.

Gerber Childrenswear, Inc. is a leading marketer of infant and toddler apparel and related products, which it offers under its flagship licensed brand, Gerber(R), as well as the Baby Looney Tunes(TM), Curity(R) and Little Suzy's Zoo(R) licensed brand names and the Onesies(R) trademark. The Company is the leading provider of these products to volume retailers, and also distributes to mid-tier department stores and specialty retailers. Gerber's hosiery subsidiaries, Auburn Hosiery Mills Inc. and Sports Socks Company (Ireland) Limited (collectively referred to as "Auburn"), manufacture, market and sell branded sport socks for men, women and children under licensed brand names such as Wilson(R), Coca-Cola(R) and Converse(R).

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of the safe harbor provisions of the federal securities laws. Actual results may differ materially due to risks and uncertainties that are described in Kellwood and Gerber's Form 10-K and other filings with the SEC.

----------------------------
Contact:
     Gerber Childrenswear, Inc.
     Richard Solar, 212/268-5100
     or
     Morgen-Walke Associates
     Investors:
     Cara O'Brien/Priya Akhoury
     Media:
     Laura Novak
     212/850-5600